Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067   www.xjet.com
express.press@expressjet.com
832.353.3333 main   877.958.NEWS toll free

News Release

EXPRESSJET REPORTS THIRD QUARTER 2009 FINANCIAL RESULTS

HOUSTON, TX, Nov. 4, 2009 – ExpressJet Holdings, Inc. (NYSE: XJT), parent company of regional and charter airline operator, ExpressJet Airlines, Inc., today reported a third quarter loss for 2009, excluding special items, of $7.7 million or $0.52 per common share. These results reflect an improvement over the same period in 2008 where the company reported a loss of $15.8 million or $1.00 per common share, excluding special items. Overall, ExpressJet reported a third quarter loss of $9.0 million or $0.61 per common share versus income of $4.4 million or $0.28 per common share during third quarter 2008.

Year-to-date excluding special items, ExpressJet narrowed its loss to $30.9 million or $1.98 per common share compared to a loss of $47 million or $5.38 per common share for the nine months ended third quarter 2008. Overall, ExpressJet reported a year-to-date loss of $33.5 million or $2.15 per common share.

These results reflect the continued downward pressure on financial performance due to lower aircraft utilization driven by a decrease in travel demand experienced across the airline industry.

"While we are pleased with the financial improvement versus last year, our results continue to be negatively impacted by the softness in passenger demand that is affecting the entire industry," said Jim Ream, President and Chief Executive Officer. Ream added, "Going forward, our results will get better as the utilization of our fleet returns to pre-recessionary levels, and we remain very positive in our ability to attract new customers in both our contract and corporate aviation divisions."

Operational Overview

Scheduled Flying

Under its capacity purchase agreement with Continental, ExpressJet flew 169,255 block hours during the third quarter using 214 aircraft versus 171,840 block hours during the same period in 2008 using 205 aircraft. The Continental Express average aircraft utilization during the quarter was the highest year-to-date totaling 8.6 hours per day yet was lower than the 9.11 hours per day flown during third quarter of 2008. Aircraft utilization began trending downward in third quarter 2008 due to capacity withdrawals made in response to record-high fuel prices and continued the trend through 2009 as the global recession adversely affected passenger demand.

In third quarter 2009, ExpressJet generated 2.1 billion revenue passenger miles on 2.7 billion available seat miles producing a load factor of 80.2% under its agreement with Continental.

For the nine months ended September 30, 2009, ExpressJet flew 490,848 block hours as Continental Express compared to 529,583 block hours during same period in 2008. Year-to-date ExpressJet generated 5.9 billion revenue passenger miles on 7.6 billion available seat miles producing a load factor of 77.1% under its agreement with Continental.

Corporate Aviation

ExpressJet flew 8,393 block hours during the third quarter within its corporate aviation division, including those hours flown under a short-term agreement with United Air Lines for ten 50-seat aircraft that accounted for 6,684 block hours flown during the quarter. Block hours generated for the nine months ended September 30, 2009 within the corporate aviation division totaled 16,469.

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ExpressJet's fleet within the corporate aviation division consisted of eight 41-seat aircraft and twenty-two 50-seat aircraft during the quarter, totaling an operating fleet of 30 aircraft.

All Flying

ExpressJet operated 244 aircraft during third quarter 2009. Last year during the third quarter, ExpressJet returned 29 aircraft to Continental as part of the amended capacity purchase agreement that began on July 1, 2008.

Aviation Services

During the quarter, ExpressJet managed 40 contracts at 30 stations. Total activity during the quarter as measured by aircraft turns was 19,578.

Financial Overview

ExpressJet generated $179.2 million in revenue during the three months ended September 30, 2009 versus $262.3 for the three months ended September 30, 2008. The year-over-year decrease in passenger revenue stems from numerous factors including: lower utilization due to the global economic recession and ExpressJet's suspension of flying for both its branded and Delta operations during third quarter 2008.

Under the amended capacity purchase agreement, Continental paid ExpressJet $151.9 million in block hour revenue and pass-through expense reimbursements for third quarter 2009 versus $161.1 million for third quarter 2008. The decrease in revenue earned from Continental year-over-year primarily relates to the transition of agent wages and facility rents from pass-through expenses under the amended capacity purchase agreement. ExpressJet also experienced an off-setting decline in expenses related to this transition.

Revenue earned during the third quarter 2009 in the corporate aviation division totaled $18 million. This included revenue from the short-term flying arrangement with United Air Lines. Third quarter revenue from aviation services (ground handling and other) totaled $8.1 million versus $9.5 million in third quarter 2008 primarily due to the sale of American Composites, LLC and the suspension of ancillary revenue from ExpressJet branded operations.

"We were successful in a bid for aircraft cleaning in our aviation services division and added several new customers in corporate aviation," said Ream. "Booking trends for our charter ad hoc flying improved during October, so we continue to be encouraged about our progress in these two lines of business," Ream added.

Year-to-date, ExpressJet earned $519.5 million in revenue, including $446.6 million in passenger revenue from flying under its agreement with Continental, $46.9 million through corporate aviation and $26 million through aviation services.

ExpressJet ended the third quarter 2009 with $105.4 million in cash, cash equivalents and short-term investments. The cash balance included $19.5 million in restricted cash and $24.1 million in short-term investments, primarily auction rate securities, after accounting adjustments to impair the value of these assets.

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ExpressJet entered into a settlement agreement with Royal Bank of Canada pursuant to which Royal Bank of Canada repurchased certain auction rate securities from ExpressJet for 87.5% of the par value allowing ExpressJet to realize $15.8 million in cash and cash equivalents. Subsequent to quarter end, ExpressJet entered into agreements for the sale of $10 million in par value of its auction rate securities realizing approximately $9 million in cash on the sales and expects to consummate such transactions in the very near future. ExpressJet intends to continue monitoring the auction rate securities market to attempt to monetize the assets at or near face value and recently initiated litigation against Bank of America Corporation related to auction rate securities sold to ExpressJet by Bank of America in January 2008.

In August 2009, ExpressJet announced its board of directors authorized an additional $10 million for the previously announced securities repurchase program and subsequently ExpressJet spent approximately $5.8 million to repurchase $6.8 million par value of its 11.25% Secured Convertible Notes due 2023. The total remaining in the program, after accounting for repurchases made during third quarter 2009, is approximately $9.7 million. The company expects any future purchases of the notes or stock to be made from time to time in the open market or in privately negotiated transactions.

After accounting for the debt repurchases made during the quarter, the outstanding balance of ExpressJet's 11.25% Secured Convertible Notes due 2023 is $52.1 million. This balance represents the par value due to noteholders when the notes become due August 1, 2023.

Capital expenditures totaled $1.2 million during the quarter compared to $2 million during the third quarter 2008. Year-to-date capital expenditures total $3.9 million and the company plans to spend between $1 and $2 million during the fourth quarter of 2009 to meet operational requirements.

The company will review its third quarter 2009 results on Wednesday, November 4, 2009 at 10:00 a.m. EST (9:00 a.m. CST). A live webcast of the call will be available at www.expressjet.com. To access the conference call by phone, dial (866) 638-3022 approximately 10 minutes prior to the scheduled start time and ask to join the ExpressJet call. International callers should dial (630) 691-2765.

Corporate Background

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 130 scheduled destinations in North America and the Caribbean with approximately 1,100 departures per day. Operations include a capacity purchase agreement for Continental; providing clients customized 41-seat and 50-seat charter options (www.expressjet.com/charter); and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

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This release contains forward-looking statements. Statements including words such as "believes," "intends," "plans," "anticipates, "estimates," "projects," "expects" or similar expressions represent forward-looking statements that are based on the Company's expectations in light of facts known by management on the date of this release. Specifically, statements regarding ExpressJet's future results of operations, operating costs, business prospects, growth and capital expenditures, including plans with respect to its fleet, are forward-looking statements. The forward-looking statements in this release reflect the Company's plans, assumptions and expectations about future events and are subject to uncertainties, many of which are outside ExpressJet's control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. The five key areas of the known risks that could significantly impact the company's revenues, operating results and capacity include: operations under the Company's capacity purchase agreement with Continental Airlines, Inc. may no longer be profitable; charter operations and other aviation services may affect ExpressJet's ability to operate profitably; rising costs, a global, economic recession and the highly competitive nature of the airline industry; the profile of the Company's current shareholders; and regulations, including listing regulations for publicly traded companies, and other factors. For further discussions of these risks and others, please see the sections entitled "Risk Factors", as well as other sections, of ExpressJet's filings with the Securities and Exchange Commission. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described in this release. ExpressJet undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY (In thousands, except per share data)		Three Months Ended September 30,		
		2009	**2008**	**Increase/ (Decrease)**
Operating Revenue				
Passenger	$	153,017	$ 245,170	(37.6%)
Corporate Aviation		18,045	7,615	nm
Ground handling and other		8,138	9,541	(14.7%)
		179,200	262,326	(31.7%)
Operating Expenses:				
Wages, salaries and related costs		81,435	98,252	(17.1%)
Maintenance, materials and repairs		44,251	48,296	(8.4%)
Other rentals and landing fees		16,367	22,646	(27.7%)
Depreciation and amortization		6,921	6,718	3.0%
Outside services		6,344	8,509	(25.4%)
Aircraft rentals		5,472	18,917	(71.1%)
Aircraft fuel and related taxes		4,555	32,235	(85.9%)
Ground handling		1,896	5,862	(67.7%)
Marketing and distribution		428	1,767	(75.8%)
Special charges		—	21,187	nm
Other operating expenses		19,670	26,898	(26.9%)
		187,339	291,287	(35.7%)
Operating Loss		(8,139)	(28,961)	(71.9%)
Nonoperating Income (Expense):				
Gain on sale of short-term investments, net		1,274	—	nm
Impairment charges on investment		(108)	—	nm
Extinguishment of debt		(966)	—	nm
Gain from debt discount		—	27,785	nm
Settlement of fuel contracts		—	23,149	nm
Amortization of debt discount		(1,583)	(2,516)	(37.1%)
Interest expense, net of capitalized interest		(1,825)	(2,057)	(11.3%)
Interest income		200	1,218	(83.6%)
Equity investments loss, net		—	96	nm
Other, net		200	(203)	nm
		(2,808)	47,472	nm
Income (Loss) before Income Taxes		(10,947)	18,511	nm
Income Tax Benefit (Expense)		1,902	(14,096)	nm
Net Income (Loss)	$	(9,045)	$ 4,415	nm
Basic and Diluted Earnings (Loss) per Common Share	$	(0.61)	$ 0.28	nm
Shares Used in Computing Basic Earnings (Loss) per Common Share		14,851	15,872	(6.4%)
Shares Used in Computing Diluted Earnings (Loss) per Common Share		14,851	15,880	(6.5%)

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

(FINANCIAL SUMMARY In thousands, except per share data)	Nine Months Ended September 30,		
	2009	**2008**	**Increase/ (Decrease)**
Operating Revenue			
Passenger	$ 446,618	$ 1,094,240	(59.2%)
Corporate Aviation	46,920	31,441	49.2%
Ground handling and other	25,959	31,989	(18.9%)
	519,497	1,157,670	(55.1%)
Operating Expenses:			
Wages, salaries and related costs	240,729	321,686	(25.2%)
Maintenance, materials and repairs	123,922	160,349	(22.7%)
Other rentals and landing fees	45,491	81,398	(44.1%)
Depreciation and amortization	22,180	24,145	(8.1%)
Outside services	20,071	41,819	(52.0%)
Aircraft rentals	16,416	192,432	(91.5%)
Aircraft fuel and related taxes	10,175	226,184	(95.5%)
Ground handling	7,497	57,813	(87.0%)
Marketing and distribution	2,093	25,173	(91.7%)
Impairments of fixed assets and goodwill	—	21,410	nm
Special charges	—	21,896	nm
Other operating expenses	60,958	91,107	(33.1%)
	549,532	1,265,412	(56.6%)
Operating Loss	(30,035)	(107,742)	(72.1%)
Nonoperating Income / (Expense):			
Gain on sale of short-term investments, net	1,755	—	nm
Impairment charges on investment	(108)	(18,892)	(99.4%)
Extinguishment of debt	(394)	2,107	nm
Gain from debt discount	—	27,785	nm
Settlement of fuel contracts	—	23,149	nm
Amortization of debt discount	(3,912)	(8,431)	(53.6%)
Interest expense, net of capitalized interest	(5,835)	(6,265)	(6.9%)
Interest income	837	4,980	(83.2%)
Equity investments loss, net	(377)	(967)	(61.0%)
Other, net	(929)	1,408	nm
	(8,963)	24,874	nm
Loss before Income Taxes	(38,998)	(82,868)	(52.9%)
Income Tax Benefit	5,452	22,764	(76.0%)
Net Loss	$ (33,546)	$ (60,104)	(44.2%)
Basic and Diluted Loss per Common Share	$ (2.15)	$ (6.88)	(68.8%)
Shares Used in Computing Basic and Diluted Loss per Common Share	15,581	8,737	78.3%

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINAL STATISTICS

	Continental Express	Corporate Aviation
Three Months Ended September 30, 2009		
Revenue Passenger Miles (millions)	2,129	83
Available Seat Miles (ASM) (millions)	2,655	124
Passenger Load Factor	80.2%	67.1%
Block Hours	169,255	8,393
Departures	92,151	5,769
Nine Months Ended September 30, 2009		
Revenue Passenger Miles (millions)	5,852	153
Available Seat Miles (ASM) (millions)	7,589	247
Passenger Load Factor	77.1%	61.9%
Block Hours	490,848	16,469
Departures	260,884	11,391

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Non-GAAP Financial Measures
(In thousands, except per share data)

	Three Months Ended September 30,			
	2009		**2008**	
Net Income Reconciliation:				
Net income (loss)	$	(9,045)	$	4,415
Adjustments for special items (gains):				
Less: Realized gain from sale of short-term investments[1]		(1,274)		—
Add: Realized loss from impairment charge on investment[2]		108		—
Add: Realized loss from extinguishment of debt[3]		966		—
Less: Realized gain from special charges, net[4]		—		(22,102)
Add: Realized loss from amortization of debt discount[5]		1,583		1,870
Net loss excluding special items (gains)[6]	$	(7,662)	$	(15,817)
Earnings / (Loss) Per Share Reconciliation:				
Diluted loss per share	$	(0.61)	$	0.28
Adjustments for special items (gains):		0.09		(1.28)
Diluted loss per share, excluding special item (gains)[6]	$	(0.52)	$	(1.00)

(1) During the third quarter of 2009, we settled a portion of our auction rate securities portfolio and recognized a gain of $1.3 million.

(2) In 2009, we recognized an impairment charge on investments of $0.1 million for declines in fair value below the adjusted cost basis of our ARS holdings for the three months ended September 30, 2009.

(3) Effective January 1, 2009, ExpressJet adopted Financial Accounting Standards Board's Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments that May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)", which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlements) upon conversion. Repurchases of our convertible notes during the three months ended September 30, 2009, resulted in losses on extinguishment of debt of $1 million within the scope of FSP APB 14-1. Such gains were calculated as the difference between the fair value of the liability component immediately prior to extinguishment and its book value. No repurchases of our convertible notes were made during the three months ended September 30, 2008.

(4) During the third quarter of 2008, we recognized special charges including charges of $15.7 million, net of taxes, related to the suspension of several lines of our at-risk flying operation, a gain of ($20.6) million, net of taxes, resulting from the refinancing of our convertible notes and a gain of ($17.2) million, net of taxes, due to the sale of fuel contracts.

(5) In 2008, we recorded $27.8 million in debt discount related to the refinancing of our convertible notes. The financial statements for the three months ended September 30, 2008 were adjusted to reflect an additional $0.7 million, net of taxes, to the previously reported $1.2 million, net of taxes in amortization of debt discount as a result of the adoption of Financial Accounting Standards Board's Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments that May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)". During the third quarter of 2009, we recognized $1.6 million in amortization of the debt discount recorded in 2008.

(6) By excluding special non-recurring items, these financial measures provide management and investors the ability to measure and monitor ExpressJet's performance on a consistent year-over-year basis.

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Non-GAAP Financial Measures
(In thousands, except per share data)

		Nine Months Ended September 30,		
		2009		**2008**
Net Income Reconciliation:				
Net loss	$	(33,546)	$	(60,104)
Adjustments for special items (gains):				
Less: Realized gain from sale of short-term investments[1]		(1,755)		—
Add: Realized loss from impairment charge on investments [2]		108		14,036
Add: Realized loss from extinguishment of debt[3]		394		(1,565)
Less: Realized gain from special charges, net[4]		—		(5,667)
Add: Realized loss from amortization of debt discount[5]		3,912		6,264
Net loss excluding special items (gains)[6]	$	(30,887)	$	(47,036)
Earnings / (Loss) Per Share Reconciliation:				
Diluted loss per share	$	(2.15)	$	(6.88)
Adjustments for special items (gains):		0.17		1.50
Diluted loss per share, excluding special items (gains)[6]	$	(1.98)	$	(5.38)

(1) During the first quarter of 2009, we sold a portion of our auction rate securities portfolio and recognized a gain of $0.5 million. During the third quarter of 2009, we settled a portion of our auction rate securities portfolio and recognized a gain of $1.3 million.

(2) During the first quarter of 2008, we determined that our investment in auction rate securities was other-than-temporarily impaired and recognized a realized loss, net of taxes, of $10.1 million. During the second quarter of 2008, we determined that the carrying value of our investment in Wing Holding, LLC was fully impaired. This non-recurring charge of $3.9 million, net of taxes, was recognized as a decrease to our investment balance and a corresponding equity loss. In 2009, we recognized an impairment charge on investments of $0.1 million for declines in fair value below the adjusted cost basis of our ARS holdings for the nine months ended September 30, 2009.

(3) Effective January 1, 2009, ExpressJet adopted Financial Accounting Standards Board's Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments that May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)", which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlements) upon conversion. Repurchases of our convertible notes during the nine months ended September 30, 2008, resulted in gains on extinguishment of debt of $1.6 million, net of taxes, within the scope of FSP APB 14-1. Repurchases of our convertible notes during the nine months ended September 30, 2009, resulted in losses on extinguishment of debt of $0.4 million within the scope of FSP APB 14-1.Such gains were calculated as the difference between the fair value of the liability component immediately prior to extinguishment and its book value.

(4) During the second quarter of 2008, we recognized a $0.5 million, net of taxes, charge related to previously disputed base closure costs associated with the original capacity purchase agreement with Continental Airlines. During the third quarter of 2008, we recognized special charges including charges of $15.7 million, net of taxes, related to the suspension of several lines of our at-risk flying operation, a gain of ($20.6) million, net of taxes, resulting from the refinancing of our convertible notes and a gain of ($17.2) million, net of taxes, due to the sale of fuel contracts. In addition, we recognized in the second quarter of 2008, special charges including an $9.5 million, net of taxes, impairment of goodwill related to the original capacity purchase agreement with Continental Airlines, and a $6.4 million, net of taxes, impairment charge to write off certain capital assets.

(5) In 2008, we recorded $27.8 million in debt discount related to the refinancing of our convertible notes. The financial statements for the nine months ended September 30, 2008 were adjusted to reflect an additional $5.1 million, net of taxes, to the previously reported $1.2 million, net of taxes in amortization of debt discount as a result of the adoption of Financial Accounting Standards Board's Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments that May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)". During the nine months ended September 30, 2009, we recognized $3.9 million in amortization of the debt discount recorded in 2008.

(6) By excluding special non-recurring items, these financial measures provide management and investors the ability to measure and monitor ExpressJet's performance on a consistent year-over-year basis.

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